Exhibit 99(a)(1)(A)

OFFER TO EXCHANGE

COMMON STOCK

FOR CERTAIN OUTSTANDING WARRANTS

OF

JERRICK MEDIA HOLDINGS, INC.

APRIL 15, 2019

THE OFFER PERIOD AND YOUR RIGHT TO WITHDRAW WARRANTS THAT YOU TENDER WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON MAY 17, 2019 UNLESS THE OFFER PERIOD IS EXTENDED. THE COMPANY MAY EXTEND THE OFFER PERIOD AT ANY TIME.

THE OFFER IS BEING MADE SOLELY UNDER THIS OFFER LETTER AND THE RELATED LETTER OF TRANSMITTAL TO ALL HOLDERS OF CERTAIN WARRANTS DESCRIBED HEREIN. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF WARRANTS RESIDING IN ANY U.S. STATE IN WHICH THE MAKING OF THE OFFER OR ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES, BLUE SKY OR OTHER LAWS OF SUCH U.S. STATE.

Jerrick Media Holdings, Inc. which is referred to in this Offer to Exchange as “we”,” “us,” “our,” “Jerrick” or the “Company” is making an offer, upon the terms and conditions in this Offer to Exchange and the related Letter of Transmittal (which together constitute the “Offer”), to holders of certain of the Company’s outstanding warrants (the “Warrants”) to receive an aggregate of 53,754,849 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (“Common Stock”), by agreeing to receive fifty thousand (50,000) Shares in exchange for every one-hundred thousand (100,000) Warrants tendered by the holders of Warrants (the “Exchange Ratio”). If all of the Warrants are tendered, the Company will issue 26,877,425 Shares. The Exchange Ratio was selected by the Company in order to provide the holders of the Warrants with an incentive to exchange the Warrants.

The Warrants consist of (i) warrants to purchase an aggregate of 12,532,515 Shares issued to certain investors from August 2018 to March 2019 with a five-year term and with an exercise price of $0.30, (ii) warrants to purchase an aggregate of 39,087,845 Shares issued to certain investors from August 2018 through September 2018 with a five-year term and with an exercise price of $0.30, and (iii) warrants to purchase an aggregate of 2,134,489 Shares that were issued to certain investors from October 2016 through February 2019 with a five-year term and with an exercise price of $0.30. The “Offer Period” is the period commencing on April 15, 2019 and ending at 5:00 p.m., Eastern Time, on May 17, 2019, or such later date to which the Company may extend the Offer (the “Expiration Date”).

Each Warrant is currently exercisable for one share of our common stock for an exercise price of $0.20. If you accept the offer and elect to exchange your Warrants, you will be entitled to receive fifty thousand (50,000) shares of our Common Stock for every one-hundred thousand (100,000) Warrants tendered. Our Shares trade on the OTCQB, under the symbol JMDA. On April 11, 2019, the last reported sale prices for the Shares was $0.155 per share.

A holder may tender as few or as many Warrants as the holder elects. No scrip or fractional shares will be issued. Warrants may only be exchanged for whole shares.  Holders of Warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, receive the number of shares as rounded up to the nearest whole share.  Holders continue to be entitled to exercise their Warrants on a cash basis, as applicable, during the Offer Period in accordance with the terms of such Warrant until the expiration date of such Warrant.

If you elect to tender Warrants in response to the Offer, please follow the instructions in this Offer to Exchange and the related documents, including the Letter of Transmittal. If you elect to exercise your Warrants on a cash basis in accordance with their terms, please follow the instructions for exercise included in the Warrants.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their terms by following the instructions herein.

Investing in the Shares involves a high degree of risk. See the “Risk Factors” section of this Offer to Exchange for a discussion of information that you should consider before tendering Warrants in the Offer.

The Offer will commence on April 15, 2019 (the date the materials relating to the Offer are first sent to the Warrants holders) and end on the Expiration Date. All of the currently outstanding warrants with an $0.30 exercise price are subject to the Offer.

A detailed discussion of the Offer is contained in this Offer to Exchange. Holders of Warrants are strongly encouraged to read this entire package of materials, and the publicly-filed information about the Company referenced herein, before making a decision regarding the Offer.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES (EACH AS DEFINED BELOW) MAKES ANY RECOMMENDATION WHETHER YOU SHOULD TENDER YOUR WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION WHETHER TO TENDER SOME OR ALL OF HIS, HER OR ITS WARRANTS.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER OR NOT YOU SHOULD PARTICIPATE IN THE OFFER TO EXCHANGE. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT.

Neither the Securities and Exchange Commission (The “SEC”) nor any state securities commission has approved or disapproved of this transaction or passed upon the fairness or merits of this transaction or the accuracy or adequacy of the information contained in this Offer to Exchange. Any representation to the contrary is a criminal offense.

IMPORTANT PROCEDURES

If you want to tender some or all of your Warrants, you must:

●	complete and sign the Letter of Transmittal according to its instructions, and deliver the Letter of Transmittal, together with the certificates for your Warrants and any other documents required by the Letter of Transmittal, to the Company.

If you want to tender your Warrants, but:

●	your certificates for the Warrants are not immediately available or cannot be delivered to the Company; or

●	your other required documents cannot be delivered to the Company before the expiration of the Offer, then you can still tender your Warrants if you comply with the procedures described in Section 2.

TO TENDER YOUR WARRANTS, YOU MUST CAREFULLY FOLLOW THE PROCEDURES DESCRIBED IN THIS OFFER LETTER, THE LETTER OF TRANSMITTAL AND THE OTHER DOCUMENTS DISCUSSED HEREIN RELATED TO THE OFFER.

NO SCRIP OR FRACTIONAL SHARES WILL BE ISSUED. WARRANTS MAY ONLY BE EXCHANGED FOR WHOLE SHARES.  Holders of warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, receive the number of shares as rounded up to the nearest whole share.

If you have any questions or need assistance, you should contact Jerrick Media Holdings, Inc. You may request additional copies of this Offer to Exchange and the Letter of Transmittal from the Company. The Company may be reached at:

The address of the Company is:

Jerrick Media Holdings, Inc.

2050 Center Avenue, Suite 640,

Fort Lee, NJ 07024.

Email: chelsea@jerrick.media

Phone: (201) 258-3770

i

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offer to Exchange. An investment in our Shares involves risks. You should carefully consider the information provided under the heading “Risk Factors.”

The Company	Jerrick Media Holdings, Inc., a Nevada company. Our principal executive offices are located at 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024.

The Warrants	As of April 15, 2019, the Company has a total of 59,769,424 warrants to purchase shares of Common Stock outstanding (“Outstanding Warrants”). Of the Outstanding Warrants, 53,754,849 warrants (the “Warrants”) are subject to the Offer, namely: (i) warrants to purchase an aggregate of 12,532,515 Shares issued to certain investors from August 2018 to March 2019 with a five-year term and with an exercise price of $0.30, (ii) warrants to purchase an aggregate of 39,087,845 Shares issued to certain investors from August 2018 through September 2018 with a five-year term and with an exercise price of $0.30, and (iii) warrants to purchase an aggregate of 2,134,489 Shares that were issued to certain investors from October 2016 through February 2019 with a five-year term and with an exercise price of $0.30. By their terms, the Warrants will expire on dates varying from October 31, 2021 to September 24, 2024.

Market Price of the Shares	Our Shares trade on the OTCQB, under the symbol JMDA. On April 11, 2019, the last reported sale prices for the Shares was $0.155 per share.

The Offer	After the Expiration Date, the Company will exchange fifty thousand (50,000) Shares for every one-hundred thousand (100,000) Warrants the holder tenders. If all of the Warrants are tendered, the Company will issue 26,877,425 Shares. A holder may tender as few or as many Warrants as the holder elects. Warrants may only be exchanged for whole shares. Holders continue to be entitled to exercise their Warrants on a cash basis during the Offer Period in accordance with the terms of the Warrant. See Section 1, “General Terms.”

Reasons for the Offer	The Offer is being made to all holders of certain classes of Warrants. The purpose of the Offer is to (i) reduce some of the dilution that stockholders will experience upon exercise of the Warrants, (ii) reduce the aggregate number of warrants outstanding, and (iii) increase the number of Shares in the market. See Section 3.C., “Background and Purpose of the Offer—Purpose of the Offer.”

Expiration Date of Offer	5:00 p.m., Eastern Time, on May 17, 2019, or such date to which we may extend the Offer. All Warrants and related paperwork must be received by the Company by this time, as instructed herein. See Section 9, “Extensions; Amendments; Conditions; Termination.”

Withdrawal Rights	If you tender your Warrants and change your mind, you may withdraw your tendered Warrants at any time until the Expiration Date, as described in greater detail in Section 2 herein. See Section 2.B., “Withdrawal Rights.”

Participation by Officers and Directors	Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 171,884 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,585,793 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 687,781 Warrants that are the subject of this Offer. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,222,729 Shares to such officers and directors. See Section 3.D., “Background and Purpose of the Offer—Interests of Directors and Officers.”

Conditions of the Offer	The conditions of the Offer are that no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exchange of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exchange of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exchange of Warrants for Shares under the Offer.

Termination	We may terminate the Offer if the Conditions of the Offer are not satisfied prior to the Expiration Date. See Section 9, “Extensions; Amendments; Conditions; Termination.”

Fractional Shares	No scrip or fractional shares will be issued. Warrants may only be exchanged for whole shares. Holders of Warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, receive the number of shares as rounded up to the nearest whole share. See Section 1.B., “General Terms—Partial Tender Permitted.”

Board of Directors’ Recommendation	Our Board of Directors has approved the Offer. However, none of the Company, its directors, officers or employees makes any recommendation as to whether to tender Warrants. You must make your own decision as to whether to tender some or all of your Warrants. See Section 1.C., “General Terms—Board Approval of the Offer; No Recommendation; Holder’s Own Decision.”

Solicitation Agent	The Company has not retained a solicitation agent for the tender offer.

How to Tender Warrants	To tender your Warrants, you must complete the actions described herein under Section 2 before the Offer expires. You may also contact the Company or your broker for assistance. The contact information for the Company is Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, Phone: (201) 258-3770. See Section 2, “Procedure for Tendering Warrants.”

Certain Material U.S. Federal Tax Consequences	In general, if you exchange your Warrants for Shares pursuant to the Offer, no gain or loss should be recognized on the exchange for United States federal income tax purposes. Holders are urged to consult their personal tax advisors concerning the tax consequences of an exchange pursuant to the Offer based on their particular circumstances. For a general discussion of certain tax considerations, see Section 10, “Material U.S. Federal Income Tax Consequences.”

Further Information	Please direct questions or requests for assistance, or for additional copies of this Offer to Exchange, Letter of Transmittal or other materials, in writing, to the Company at Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, Email: chelsea@jerrick.media, Phone: (201) 258-3770. See Section 11, “Additional Information; Miscellaneous.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offer to Exchange contains forward-looking statements. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “believe,” “expect,” “may,” “anticipate,” “intend,” “estimate,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words. All statements contained or incorporated by reference in this Offer to Exchange regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, the future of our industries and results that might be obtained by pursuing management’s current plans and objectives are forward-looking statements.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on the cover of this Offer to Exchange, or, in the case of forward-looking statements in documents incorporated by reference, as of the date of the date of the filing of the document that includes the statement. New risks and uncertainties arise from time to time, and it is impossible for us to predict these matters or how they may affect us. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our security holders. Except with respect to our obligation to provide amendments for material changes to this Offer to Exchange during the duration of the offer, we do not undertake and specifically decline any obligation to update any forward-looking statements or to publicly announce the results of any revisions to any statements to reflect new information or future events or developments.

We have identified some of the important factors that could cause future events to differ from our current expectations and they are described in this Offer to Exchange under the caption “Risk Factors,” below, and elsewhere in this Offer to Exchange which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this Offer to Exchange.

RISK FACTORS

An investment in our Shares involves a high degree of risk. You should carefully consider each of the risks described below, together with all of the other information set forth elsewhere on this Offer to Exchange and the risks described in our annual report on Form 10-K filed on April 1, 2019. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial also may impair our business operations. If any of the matters identified as potential risks materialize, our business could be harmed. In that event, the trading price of our Shares could decline.

There is no guarantee that your decision whether to tender your Warrants in the Offer will put you in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its Shares in the future following the completion of the Offer. If you choose to tender some or all of your Warrants in the Offer, certain future events may cause an increase in our Share price and may result in a lower value realized now than you might realize in the future had you not agreed to exercise your Warrants. Similarly, if you do not tender your Warrants in the Offer, you will continue to bear the risk of ownership of your Warrants after the closing of the Offer, which includes the expiration of the Warrants by their own terms, and there can be no assurance that you can sell your Warrants (or exercise them for Shares) in the future at a higher price than would have been obtained by participating in the Offer. You should consult your own individual tax and/or financial advisor for assistance on how this may affect your individual situation.

There is no assurance that the Offer will be successful.

There is no assurance that any significant number of Warrants will be tendered in the Offer. Moreover, there is no assurance that the price of our Shares will increase. The price of our Shares and the decision of any investors to make an equity investment in the Company are based on numerous material factors, of which our Warrant overhang is only one. Eliminating or significantly reducing our Warrant overhang will not generate any capital for our Company.

If the holders of our Warrants accept the Offer, we will issue them additional Shares. The issuance of additional Shares upon the exchange of tendered Warrants will dilute our existing shareholders as well as our future shareholders. The issuance will dilute the percentage ownership interests in the Company of other shareholders.

The market price of our Shares will fluctuate and it may adversely affect Warrants holders who tender their Warrants for Shares.

The market price of our Shares will fluctuate between the date the Offer is commenced, the Expiration Date of the Offer and the date on which Shares are issued to tendering Warrant holders. Accordingly, the market price of Shares upon settlement of the Offer could be less than the price on which the Warrants could be sold. The Company does not intend to re-adjust the exchange ratio of Shares for Warrants based on any fluctuation in the price of our Shares.

The value of the Shares that you receive may fluctuate.

We are offering Shares for validly tendered Warrants. The price of our Shares may fluctuate widely in the future. If the market price of our Shares declines, the value of the Shares you will receive in exchange for your Warrants will decline. The trading value of our Shares could fluctuate depending upon any number of factors, including those specific to us and those that influence the trading prices of equity securities generally, many of which are beyond our control.

The number of Shares outstanding as a result of the Offer may depress the price of the Shares.

As a result of this Offer, the number of Shares outstanding and trading will materially increase. This could adversely affect the prevailing market price of the Shares. As a result, holders may not be able to sell the Shares at or above their purchase price and it may impair the Company’s ability to raise capital through future sales of equity securities.

No rulings or opinions have been received as to the tax consequences of the Offer to holders of Warrants.

The tax consequences that will result to the Warrant holder that participates in the Offer are not well defined by the existing authorities. No ruling of any governmental authority and no opinion of counsel has been issued or rendered on these matters. Warrant holders must therefore rely on the advice of their own tax advisors in assessing these matters. For a general discussion of certain tax considerations, see Section 10, “Material U.S. Federal Income Tax Consequences.”

THE OFFER

Risks of Participating In the Offer

Participation in the Offer involves a number of risks, including, but not limited to, the risks identified in “Risk Factors,” above. Holders should carefully consider these risks and are urged to speak with their personal financial, investment and/or tax advisors as necessary before deciding whether to participate in the Offer. In addition, the Company strongly encourages you to read this Offer to Exchange in its entirety and review the documents referred to in “Risk Factors,” above.

1.	GENERAL TERMS

Subject to the terms and conditions of the Offer, the Company is making an offer to the holders of Warrants to tender Warrants in exchange for Shares. Until the Expiration Date, holders will receive fifty thousand (50,000) Shares for every one-hundred thousand (100,000) Warrants the holder tenders.

A holder may tender as few or as many Warrants as the holder elects. No scrip or fractional shares will be issued. Warrants may only be exchanged for whole shares. No scrip or fractional shares will be issued. Warrants may only be exchanged for whole shares.  Holders of Warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, receive the number of shares as rounded up to the nearest whole share. Holders continue to be entitled to exercise their Warrants on a cash basis during the Offer Period in accordance with the terms of the Warrant.

If you elect to tender Warrants in response to the Offer, please follow the instructions in this Offer to Exchange and the related documents, including the Letter of Transmittal.

If you tender Warrants, you may withdraw your tendered Warrants before the Expiration Date and retain them on their terms by following the instructions herein.

The Offer is made pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

A.	Period of Offer

The Offer will only be open for a period beginning on April 15, 2019 and ending on the Expiration Date. The Company expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

B.	Partial Tender Permitted

If you choose to participate in the Offer, you may tender less than all of your Warrants pursuant to the terms of the Offer. No scrip or fractional shares will be issued. Warrants may only be exchanged for whole shares. Holders of warrants who would otherwise have been entitled to receive fractional shares will, after aggregating all such fractional shares of such holder, receive the number of shares as rounded up to the nearest whole share.

HOLDERS MAY ALSO BE ENTITLED TO EXERCISE THEIR WARRANTS ON A CASH BASIS DURING THE OFFER PERIOD IN ACCORDANCE WITH THE TERMS OF THE WARRANT.

C.	Board Approval of the Offer; No Recommendation; Holder’s Own Decision

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION AS TO WHETHER TO TENDER WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION AS TO WHETHER TO TENDER SOME OR ALL OF HIS, HER OR ITS WARRANTS.

D.	Extensions of the Offer

The Company expressly reserves the right, in its sole discretion, and at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company extends the Offer, it will give notice of such extension by press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date of the Offer.

2.	PROCEDURE FOR TENDERING WARRANTS

A.	Procedures for Tendering Warrants

You do not have to participate in the Offer. If you decide not to participate in the Offer, you do not need to do anything and your Warrants will remain outstanding until they expire by their terms or are exercised.

To participate in the Offer, you must properly complete, sign and date the Letter of Transmittal related to this Offer to Exchange and mail or otherwise deliver to the Company the Letter of Transmittal and your Warrants so that the Company receives them no later than 5:00 P.M., Eastern Time, on May 17, 2019, the expiration of the Offer (or such later date and time if we extend the Offer), at the address set forth in the Letter of Transmittal. If any Warrant(s) that you desire to exchange have been lost or destroyed, you must complete the Affidavit of Loss and Indemnification attached to the Letter of Transmittal in lieu of delivering your Warrants to the Company. Original Warrants must be mailed or physically delivered to the Company, but the Company will accept email delivery of the Letter of Transmittal and Affidavit of Loss and Indemnification at chelsea@jerrick.media.

The Letter of Transmittal must be executed by the record holder of the tendered Warrants. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Letter of Transmittal.

If you do not submit a Letter of Transmittal for your Warrants prior to the expiration of the Offer, or if you submit an incomplete or incorrectly completed Letter of Transmittal, you will be considered to have rejected the Exchange.

THE METHOD OF DELIVERY OF WARRANTS, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO COMPANY IS AT THE ELECTION, EXPENSE AND RISK OF THE HOLDER. IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE COMPANY BEFORE THE EXPIRATION DATE.

B.	Withdrawal Rights

You may change your election and withdraw your tendered Warrants only if you properly complete, sign and date the Withdrawal Form included with the Offer and mail, email or otherwise deliver the Withdrawal Form to us so that we receive it no later than 5:00 P.M., Eastern Time, on May 17, 2019, at 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, Attention: Jerrick Media Holdings. You may also withdraw your tendered Warrants pursuant to Rule 13e-4(f)(2)(ii) under the Exchange Act, if they have not been accepted by us for payment within 40 business days from the commencement of the Offer. Delivery of the Withdrawal Form by facsimile or email will not be accepted.

The Withdrawal Form must be executed by the record holder of the Warrants to be withdrawn. However, if the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title and proper evidence of the authority of such person to act in such capacity must be indicated on the Withdrawal Form.

Withdrawals of Warrants may not be rescinded. Any Warrants properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Warrants may be re-tendered by again following one of the procedures described in the Offer at any time prior to the Expiration Date.

ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY THE COMPANY, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE BINDING ALTHOUGH WARRANT HOLDERS ARE NOT FORECLOSED FROM CHALLENGING THE COMPANY’S DETERMINATIONS IN A COURT OF COMPETENT JURISDICTION. NONE OF THE COMPANY OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

THE METHOD OF DELIVERY OF YOUR WITHDRAWAL FORM TO THE COMPANY IS AT THE ELECTION, EXPENSE AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE COMPANY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE COMPANY BEFORE THE EXPIRATION DATE.

C.	Determination of Validity; Rejection of Warrants; Waiver of Defects; No Obligation to Give Notice of Defects

We will determine, in our discretion, all questions as to form, validity, including time of receipt, eligibility and acceptance of any tender of Warrants or withdrawal of tendered Warrants. Our determination of these matters will be binding although Warrant holders are not foreclosed from challenging the Company’s determinations in a court of competent jurisdiction. We may reject any or all tenders of or withdrawals of tendered Warrants that we determine are not in appropriate form or that we determine are unlawful to accept or not timely made. Otherwise, we expect to accept all properly and timely tendered Warrants which are not validly withdrawn. We may waive, as to all eligible Warrant holders, any defect or irregularity in any tender with respect to any particular Warrant. Any waiver granted as to one Warrant holder will be afforded to all holders of Warrants. We may also waive any of the conditions of the Offer, so long as such waiver is made with respect to all Warrant holders. No tender of Warrants or withdrawal of tendered Warrants will be deemed to have been properly made until all defects or irregularities have been cured by the tendering Warrant holder or waived by us. NEITHER WE NOR ANY OTHER PERSON IS OBLIGATED TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES IN TENDERS OR WITHDRAWALS, AND NO ONE WILL BE LIABLE FOR FAILING TO GIVE NOTICE OF ANY DEFECTS OR IRREGULARITIES.

D.	Acceptance of Warrants; Issuance of Common Stock

The Offer is scheduled to expire at 5:00 P.M., Eastern Time, on May 17, 2019 (subject to our right to extend the Offer).

Upon the terms and subject to the conditions of the Offer, we expect, upon the expiration of the Offer, to:

●	accept for exchange Warrants properly tendered and not validly withdrawn pursuant to the Offer; and

●	issue common stock in exchange for tendered Warrants pursuant to the Offer, rounding the number of shares to which such holder is entitled, after aggregating all fractions, up to the next whole number of shares.

If you elect to tender your Warrants pursuant to the Offer and you do so according to the procedures described herein, you will have accepted the Offer. Our acceptance of your outstanding Warrants for tender in the Offer will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer upon the expiration of the Offer. A tender of Warrants made pursuant to any method of delivery set forth herein will also constitute an acknowledgement by the tendering Warrant holder that regardless of any action that we take with respect to any applicable tax related to the Offer and the disposition of Warrants, such Warrant holder acknowledges that the ultimate liability for all tax is and remains his, her or its sole responsibility. In that regard, a tender of Warrants authorizes us to withhold any applicable tax payable by a tendering Warrant holder.

If you elect not to participate in the Offer, your Warrants will remain outstanding until they expire or are exercised by their original terms.

If you tender Warrants pursuant to the Offer, you will receive legended Shares and you will generally be entitled to “tack” your holding period for purposes of Rule 144.

E.	Extension of the Offer; Termination; Amendment

Although we do not currently intend to do so, we may, from time to time, at our discretion, extend the Offer at any time. If we extend the Offer, we will continue to accept validly tendered Warrants until the new expiration date.

We also expressly reserve the right, in our reasonable judgment, prior to the Expiration Date, to terminate or amend the Offer and to postpone our acceptance of any tendered Warrant upon the occurrence of any of the conditions specified below under “The Offer—Conditions to the Offer.”

Extension or amendments to, or a termination of, the Offer may be made at any time and from time to time by an announcement. In the case of an extension, the announcement must be issued no later than 9:00 A.M., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any announcement made pursuant to the Offer will be disseminated promptly to holders of Warrants in a manner reasonably designed to inform such holders of such amendment. Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3), and 13e-4(f)(1)(ii) under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances, including the relative materiality of such terms or information.

F.	Conditions of the Offer

The Offer is subject to the following conditions: no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exchange of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exchange of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exchange of Warrants for Shares under the Offer.

We may terminate the Offer if the Conditions of the Offer is not satisfied prior to the Expiration Date. In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on their respective expiration dates and will otherwise remain subject to their original terms.

3.	BACKGROUND AND PURPOSE OF THE OFFER

A.	Information Concerning Jerrick Media Holdings, Inc.

Jerrick is a technology company focused on the development of digital platforms that are designed to support content creation and distribution. Jerrick’s flagship platform Vocal (https://vocal.media/) is a publishing platform that supports and discovers new generations of content creators and their stories. It provides an ecosystem that connects creators to diverse audiences within the Vocal network. Creators have access to a suite of powerful publishing tools that help creators get their voice heard and monetize their work, support communities, and the targeted marketing of branded digital content, and e-commerce opportunities algorithmically derived in relevance for each community. Content creators reach engaged audiences through a growing portfolio of genre-specific branded websites. Vocal is a unique platform as it can incorporate most forms of content and therefore can serve as a master platform for versatile content creators. Content creators can include, but are not limited to: videos, imagery, articles, e-books, film, podcasts, and television projects.

Our principal executive offices are located at 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024. Our telephone number is: (201) 258-3770.

B.	Establishment of Offer Terms; Approval of the Offer

The Company’s Board of Directors, acting by unanimous consent, approved the terms of the Offer, including the Exchange Ratio. The Board set the Exchange Ratio to provide the holders of the Warrants with an incentive to exchange the Warrants.

C.	Purpose of the Offer

The Offer is being made to all holders of certain classes of Warrants. The purpose of the Offer is to increase the public float in the market and reduce the number of Shares that would become outstanding upon the exercise of Warrants.

Since the current exercise price of the Warrants is significantly higher than the market price of the Shares and the Warrants may expire on their respective expiration dates “out-of-the-money” according to their terms, the Company’s Board of Directors expects that most of the Warrant holders will tender their Warrants. Holders who tender Warrants will receive legended Shares and holders will generally be entitled to “tack” their holding period for purposes of Rule 144. Therefore, the Board of Directors expects the number of freely tradable shares will significantly increase as a result of the completion of this Offer.

In addition, the Company’s Board of Directors believes that by allowing holders of Warrants to exchange every one-hundred thousand (100,000) Warrants for fifty thousand (50,000) Shares, the Company can potentially reduce the substantial number of Shares that would be issuable upon conversion of the Warrants, thus providing investors and potential investors with greater certainty as to the Company’s capital structure.

The Offer is not made pursuant to a plan to periodically increase a securityholder’s proportionate interest in the assets or earnings and profits of the Company. The Warrants acquired pursuant to the exchange will be retired and cancelled.

D.	Interests of Directors and Officers

The names of the executive officers and directors of the Company are set forth below. The business address for each such person is: Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024 and the telephone number for each such person is (201) 258-3770.

Name	Position
Jeremy Frommer	Chief Executive Officer and Director
Justin Maury	President
Leonard Schiller	Director
Andrew Taffin	Director

Jeremy Frommer, the Company’s Chief Executive Officer and Director, owns 171,884 Warrants that are the subject of this Offer. Leonard Schiller, a Director, owns 1,585,793 Warrants that are the subject of this Offer. Andrew Taffin, a Director, owns 687,781 Warrants. If all of the Warrants held by the officers and directors are tendered, the Company will issue 1,222,729 Shares to such officers and directors.

Except as set forth below in Section 9 hereunder, there are no present plans or proposals by the Company that relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present Board of Directors or management of the Company including, but not limited to, any plans or proposals to change the number or the term of directors, to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (e) any other material change in the Company’s corporate structure or business; (f) changes in the Company’s Articles of Incorporation or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (g) a class of equity security of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (h) the suspension of the issuer’s obligation to file reports pursuant to Section 15(d) of the Exchange Act.

THE COMPANY’S BOARD OF DIRECTORS HAS APPROVED THE OFFER. HOWEVER, NONE OF THE COMPANY, ITS DIRECTORS, OFFICERS OR EMPLOYEES OR MAKES ANY RECOMMENDATION WHETHER YOU SHOULD TENDER ANY WARRANTS. EACH HOLDER OF A WARRANT MUST MAKE HIS, HER OR ITS OWN DECISION WHETHER TO TENDER SOME OR ALL OF HIS, HER OR ITS WARRANTS.

4.	PRICE RANGE OF SHARES

There is no trading market for the Warrants.

Our shares traded on the OTCQB under the symbol JMDA. On April 11, 2019, the last reported sale prices for the Shares was $0.155. Our Warrants are not publicly traded.

The Company recommends that holders obtain current market quotations for the Shares, among other factors, before deciding whether or not to tender their Warrants.

The high and low sales price per share of the Company’s common stock for each quarter during the last two (2) fiscal years, as well as the most recent quarters of the current fiscal year.

Fiscal 2019	High	Low
First Quarter (January 1 – March 30)	$0.165	$0.085
Second Quarter (April 1 – April 11)	$0.205	0.135

Fiscal 2018	High	Low
First Quarter (January 1 – March 31)	$0.24	$0.15
Second Quarter (April 1 – June 30)	$0.38	0.13
Third Quarter (July 1 – September 30)	$0.32	0.14
Fourth Quarter (October 1 – December 31)	$0.21	0.07

Fiscal 2017	High	Low
First Quarter (January 1 – March 31)	$0.30	$0.07
Second Quarter (April 1 – June 30)	$0.31	$0.13
Third Quarter (July 1 – September 30)	$0.19	$0.05
Fourth Quarter (October 1 – December 31)	$0.23	$0.10

5.	SOURCE AND AMOUNT OF FUNDS

Because this transaction is an offer to holders to exchange their existing Warrants for Shares, there is no source of funds or other cash consideration being paid by the Company to those tendering the Warrants. We will use our existing funds to pay expenses associated with the Offer. We will not receive any proceeds from this Offer.

6.	FEES AND EXPENSES

The Company has not retained a solicitation agent for the tender offer.

7.	TRANSACTIONS AND AGREEMENTS CONCERNING THE WARRANTS

There are no agreements, arrangements or understandings between the Company, or any of its directors or executive officers, and any other person with respect to the Warrants.

8.	FINANCIAL INFORMATION REGARDING THE COMPANY

(a) Financial Information.

Incorporated herein by reference are the Company’s financial statements that were filed with its Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2019.

The full text of the Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at www.sec.gov. Copies of our SEC filings are also available without charge upon written request addressed to: Jerrick Media Holdings, Inc., 2050 Center Avenue, Suite 640, Fort Lee, NJ 07024, (201) 258-3770.

Book Value Per Share. The Company’s book value (deficit) per share at December 31, 2018 was ($0.02).

(b) Pro Forma Information.

The Company does not consider this information to be material to the Offer.

(c) Summary Information.

Balance Sheet Data. The following table summarizes forth certain balance sheet data of the Company as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017

Current Assets	6,500	$112,376
Noncurrent Assets	202,425	65,056
Current Liabilities	2,569,584	3,687,200
Noncurrent Liabilities	129,945	3,857,539

Statement of Operations Data. The following table summarizes forth certain statement of operations data of the Company for each of the two fiscal years ended December 31, 2018 and 2017.

	Fiscal Year ended December 31, 2018	Fiscal Year ended December 31, 2017

Net revenue	80,898	$95,653
Gross margin	80,898	$95,653
Loss from operations	(5,686,255)	$(5,562,328)
Net loss	(12,013,542)	$(8,751,586)

Loss per share from continuing operations:
Basic	(0.21)	$(0.23)
Diluted	(0.21)	$(0.23)

Net loss per share:
Basic	(0.21)	$(0.23)
Diluted	(0.21)	$(0.23)

Book Value Per Share. The Company’s book value (deficit) per share at December 31, 2018 was ($0.02).

9.	EXTENSIONS; AMENDMENTS; CONDITIONS; TERMINATION

The Company expressly reserves the right, in its sole discretion, and at any time or from time to time, to extend the period of time during which the Offer is open. There can be no assurance, however, that the Company will exercise its right to extend the Offer. If the Company extends the Offer, it will give notice of such extension by press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date of the Offer.

Amendments to the Offer will be made by written notice thereof to the holders of the Warrants. Material changes to information previously provided to holders of the Warrants in this Offer to Exchange or in documents furnished subsequent thereto will be disseminated to holders of Warrants. Also, should the Company, pursuant to the terms and conditions of the Offer, materially amend the Offer, the Company will ensure that the Offer remains open long enough to comply with U.S. federal securities laws.

The minimum period during which an Offer must remain open following any material change in the terms of the Offer or information concerning the Offer (other than a change in price or change in percentage of securities sought, all of which require up to 10 additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

The Offer is subject to the conditions that no action or event shall have occurred, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered or enforced applicable to the Offer or the exchange of Warrants for Shares under the Offer by or before any court or governmental regulatory or administrative agency, authority or tribunal of competent jurisdiction, including, without limitation, taxing authorities, that challenges the making of the Offer or the exchange of Warrants for Shares under the Offer or would reasonably be expected to, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or would reasonably be expected to otherwise adversely affect in any material manner, the Offer or the exchange of Warrants for Shares under the Offer.

We may terminate the Offer if the conditions of the Offer are not satisfied prior to the Expiration Date. In the event that we terminate the Offer, all Warrants tendered by a Warrant holder in connection with the Offer shall be returned to such Warrant holder and the Warrants will expire in accordance with their terms on their respective expiration dates and will otherwise remain subject to their original terms. If you tender your Warrants, you will be agreeing to purchase the Shares issuable pursuant to the Offer, pursuant to the terms and subject to the condition described herein and the Letter of Transmittal.

10.	MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

Certain U.S. Federal Income Tax Consequences to U.S. Holders

The following summary describes certain U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) that participate in the Offer to exchange Warrants for our common stock. This summary does not address any other U.S. federal tax, such as estate and gift, alternative minimum, or any state, local, or foreign tax consequences that may be relevant to a holder that participates in the Offer. Moreover, this discussion does not describe U.S. federal income tax considerations that may be relevant to persons that are not United States persons (within the meaning of Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the “Code”)) and other Warrant holders that are not U.S. Holders.

This summary applies only to holders who hold the Warrants and will hold the common stock as a capital asset within the meaning of Section 1221 of the Code. This description does not purport to address all potential tax considerations that may be relevant to a holder based on his, her or its particular situation and does not address the tax considerations applicable to holders that may be subject to special tax rules, such as:

●	financial institutions;

●	insurance companies;

●	real estate investment trusts;

●	regulated investment companies;

●	grantor trusts;

●	tax-exempt organizations;

●	dealers or traders in securities or currencies;

●	holders that hold common stock or Warrants as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes;

●	holders that have a functional currency other than the U.S. dollar;

●	holders that received their Warrants as compensation for the performance of services;

●	holders that actually or constructively own 5% or more of our Shares; or

●	certain U.S. expatriates or long-term U.S. residents.

If an entity treated as a partnership for U.S. federal income tax purposes holds Warrants, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Holders owning their Warrants through a partnership should consult their tax advisors regarding the U.S. federal income tax consequence of exchanging Warrants for Shares pursuant to the Offer.

This summary is based on the Code, existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or to differing interpretations by the Internal Revenue Service or a court, which could alter the tax consequences described herein. For purposes of this description, a U.S. Holder is a beneficial owner of Warrants or common stock that is for U.S. federal income tax purposes:

●	in individual who is a citizen or resident of the United States;

●	a corporation (including an entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any State thereof, or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of such trust or (y) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

This summary is included herein as general information only. No statutory or judicial authority directly addresses all aspects of transactions similar to the Offer. We have not sought and do not intend to seek any rulings from the IRS or opinions of counsel regarding the tax consequences described herein, and accordingly, there is no assurance that the IRS will not successfully challenge any of the tax consequences described herein. Accordingly, each Warrant holder is urged to consult his, her or its own tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of participating in the Offer.

Participation in the Offer

If you participate in the Offer in accordance with the procedures set forth in the Offer, the Company intends to treat your participation for U.S. federal income tax purposes in the applicable manner described below.

Though applicable law and regulations are unclear, the Company believes that there is sufficient justification to treat the tender of Warrants in exchange for shares as a tax free exercise of the rights conferred by the Warrants. As such, the Company believes that it is more likely than not that if and to the extent you elect to participate in the Offer by tendering one-hundred thousand (100,000) Warrants for fifty thousand (50,000) shares of our common stock, the Company will treat the transaction as a “recapitalization” exchange of Warrants for shares of common stock. The consequences of such characterization in respect of the Warrants exchanged into common stock should be that (i) the exchange of existing Warrants for new common stock would not cause recognition of gain or loss, (ii) your aggregate tax basis in the new common stock received in the exchange should be equal to the aggregate tax basis in your exchanged Warrants, and (iii) your holding period for the new common stock received in the exchange would include your holding period for the exchanged Warrants. Special tax basis and holding period rules apply to holders that acquired different blocks of Warrants at different prices or at different times. Holders should consult their tax advisors as to the applicability of these special rules to their particular circumstances.

Although the Company believes the tender pursuant to the Offer is not a taxable exchange, the IRS may take a contrary position and assert that the tender gave rise to taxable income. There is no assurance that a court would agree with the position of the Company or the IRS. Under that approach, the value of the shares received could serve as the proxy value received all of which might be subject to income taxation. Alternatively, the IRS or a court were to view the exchange pursuant to the Offer as the issuance of Shares to an exchanging holder the value of the Shares having a value in excess of the Warrants surrendered by such holder, such excess value could be viewed as a constructive dividend under Section 305 of the Code. Although not free from doubt, it is expected that such constructive dividend, if any, should be considered a dividend of common stock on common stock, which generally should be nontaxable for most holders.

Holders are advised to consult their tax advisors with respect to the application of the exchange to their particular situation.

11.	ADDITIONAL INFORMATION; MISCELLANEOUS

The Company has filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Exchange is a part. This Offer to Exchange does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. The Company recommends that holders review the Schedule TO, including the exhibits, and the Company’s other materials that have been filed with the SEC before making a decision on whether to accept the Offer.

The Company is subject to the reporting requirements of the Exchange Act and in accordance therewith files and furnishes reports and other information with the SEC. All reports and other documents the Company has filed with or furnished to the SEC, including the Schedule TO relating to the Offer, or will file with or furnish to the SEC in the future, can be accessed electronically on the SEC’s website at www.sec.gov.

IF YOU WOULD LIKE COPIES OF ANY OF THE DOCUMENTS TO WHICH WE HAVE referred YOU, OR IF YOU HAVE QUESTIONS ABOUT THE TRANSACTION, YOU MAY CONTACT THE COMPANY BY TELEPHONE OR IN WRITING AT THE FOLLOWING ADDRESS:

Jerrick Media Holdings, Inc.

2050 Center Avenue, Suite 640

Fort Lee, NJ 07024

Email: chelsea@jerrick.media

Phone: (201) 258-3770

ANY QUESTION OR REQUEST FOR ASSISTANCE MAY BE DIRECTED TO THE COMPANY AT THE ADDRESS, PHONE NUMBER AND EMAIL ADDRESS LISTED ABOVE. REQUESTS FOR ADDITIONAL COPIES OF THE OFFER LETTER, THE LETTER OF TRANSMITTAL OR OTHER DOCUMENTS RELATED TO THE OFFER MAY ALSO BE DIRECTED TO THE COMPANY.